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EXHIBIT 23.02

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Pursuant to 17 CFR 230.437a, a written consent of Arthur Andersen LLP ("Andersen") is omitted relating to a prior period for which Andersen was engaged as independent public accountant. As of the filing date, after reasonable efforts, the Plan had not already obtained such a written consent nor anticipates being able to obtain such a consent. The lack of a written consent may limit the legal recourse, if any, of investors against Arthur Andersen LLP in claims under certain securities laws based upon the fact of Andersen's engagement as independent public accountant, including provision of an accountant's report by Andersen and inclusion of such report in public filings.

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  EXHIBIT 23.02
CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS